

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Michael Rountree
Chief Executive Officer
Eco Science Solutions, Inc.
300 S. El Camino Real #206
San Clemente, CA 92672

> **Re: Eco Science Solutions, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 17, 2023**
> **File No. 000-54803**

Dear Michael Rountree:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sharon D. Mitchell